FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

August 11, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on August 11, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

August 11, 2023.

Schedule "A"

HIVE Digital Announces Quarterly Revenue of $23.6 Million, Gross Operating Margin of $8.0 Million and Achieves Adjusted EBITDA of $5.3 Million for the Quarter and the Purchase of 2,000 Bitmain S19 XP ASIC Miners for Immediate Deployment

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1,
2023.

Vancouver, British Columbia--(Newsfile Corp. - August 11, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"),a leading digital asset miners and "green" focused data center builder and operator, announced today its earnings report for the first quarter ended June 30, 2023 (all amounts in US dollars, unless otherwise indicated).

HIVE achieved revenue of $23.6 million this quarter by mining 834 Bitcoin with a 34% Gross Operating Margin representing $8.0 million of income from operations.

The Company notes that HIVE's production of 834 Bitcoin this quarter represents an increase of 1.6% year-over-year, having mined 821 Bitcoin last year, reflecting a continued growth in our operating hashrate. This is in large part a result of the completion of its New Brunswick data center campus, spanning over four buildings including its own substation, transformers, and electrical infrastructure. This large increase in the quantity of Bitcoin production was achieved notwithstanding an increase in mining network difficulty of approximately 60% and a decline in Bitcoin prices of 50% at different points in the preceding 12 months.

Frank Holmes, HIVE's Executive Chairman, stated, "We wish to again thank our loyal shareholders for believing in our vision to mine both Ethereum and Bitcoin. We are disappointed that the higher margin from mining Ethereum gone, however our HPC strategy is now growing rapidly on a month over month basis. We are happy to report that our robust growth is scalable and could potentially increase 10x fold over the next year. Demand for our high-quality chips has risen due to the huge global demand for AI projects like ChatGPT, medical research, machine learning and rendering. Further, HIVE was the first to use its software to help balance the electrical grid and resell back energy whenever there is a spike in demand. This strategy has been good for the communities in which we operate and HIVE. HIVE is well positioned despite challenging fundamentals such as rising mining network difficulty. Strategically, we have not borrowed expensive debt against our mining equipment or pledged our Bitcoins for costly loans, thus our balance sheet remains healthy to weather this storm. We believe our low coupon fixed debt, attractive green renewable energy prices, and high performing energy efficient ASIC and GPU chips will help us navigate this crypto winter. Stable sources of electricity, especially green energy continues to be a challenge due to changing government tax and uncertain regulatory proposals in many jurisdictions which we cover in greater detail in our interim filings. Also HIVE uses an accelerated depreciation of ASIC equipment over 2 years due to the 4 year bitcoin halving cycle and the generation of more efficient chips every 2 years."

Aydin Kilic, President & CEO of HIVE, added, "HIVE has skillfully navigated the digital asset mining industry in a post-Ethereum merge environment. Questions about whether we could remain profitable have been answered by our gross operating margins of $8.0 million this quarter. In addition to this, we saw Bitcoin mining difficulties increase 24% quarter over quarter, reaching an all-time high of 52T.

Nevertheless, we produced 834 Bitcoin this quarter, a 5% increase over last quarter. Furthermore, even though difficulty was 24% higher on average this quarter, we improved our gross mining margin to 34% (up from 22% the previous quarter). This increase in production was accomplished by expanding our fleet of ASICs to increase our production, and also carefully managing our energy markets and striving to mine for optimal profits. To date, we've received delivery of all of the 11,269 ASICs we purchased in 2023, of these approximately 2,000 remain to be plugged in, which we hope to accomplish in the next week. Additionally, , our mining GPUs are currently doing approximately $80 per megawatt hour in revenue, which is similar to Bitcoin mining economics with ASICs. I am incredibly proud of the team, as we have among the leanest G&A as a percentage of revenue among our peers in the industry. HIVE is dedicated to delivering its shareholders value and strives to excel in optimization and efficiency. This quarter the numbers illustrate the merit of our approach. We strive to set the gold standard of operational efficiency at HIVE while constantly adapting to changing market conditions with an agility mindset."

HIVE's gross operating margin of $8.0 million for the quarter, representing an increase of 100% over the same period last year. This increase in gross operating margin was predominantly driven by higher average cryptocurrency prices during this period which positively affected the entire Bitcoin mining industry, allowing HIVE to produce more Bitcoin.

Relative to our peers in the industry, HIVE has managed to mine with healthy profit margins during periods of market volatility thanks to its global presence in Sweden, Iceland, and Quebec and their attractive sources of hydro and geothermal electricity.

Furthermore, HIVE's average cost of production per Bitcoin was $18,687 (including cost of goods sold, not including SG&A) for the quarter ending June 30, 2023, a 4.24% increase in cost from the previous quarter ending March 31, 2023. The company notes that with Bitcoin mining hash rates and Difficulty at all-time highs, it is expected that the cost of production for Bitcoin will increase for the industry at large, as less Bitcoin per Terahash is being rewarded at these difficulty levels.

Q1 Quarterly Summary- June 30, 2023

  Generated revenue of $23.6 million, with a gross operating margin1 of $8.0 million
  Mined 834 Bitcoin during the three-month period ended June 30, 2023
  Adjusted EBITDA1of $5.3 million for the three-month period
  Working capital decreased by $8.3 million during the three-month period ended June 30, 2023
  Digital currency assets of $59.5 million, as at June 30, 2023
  Average cost of production per Bitcoin was $18,687, where the average Bitcoin price was $28,422, during the three-month period ended June 30, 2023. This also represents a 4.24% increase in production costs of Bitcoin from the previous quarter of $17,928 for the three months ended March 31, 2023 (average price of Bitcoin was $22,868 during this period)
  Net loss from continuing operations of $16.3 million for the three-month period, due greatly by the depreciation of ASIC equipment

Q1 F2024 Financial Review

For the three months ended June 30, 2023, revenue was $23.6 million, a decrease of approximately 46.6% from the prior comparative period primarily due to the Ethereum Merge and significant global hashrate growth combined with lower average cryptocurrency prices.

Gross operating margin1 during the period was $8.0 million, or 34% of revenue, compared to $27.0 million, or 61% of revenue, in the same period in the prior year. The Company's gross operating margin1 is partially dependent on external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, as well as the market price of digital currencies. The decrease in gross operating margin1 is greatly affected by the price of digital currencies which has decreased by approximately 12.6% of what it was in the prior year quarter.

The Company notes that, while adjusted EBITDA1 this quarter was $5.3 million, because of mark to market accounting practice, net loss from continuing operations during the quarter ended June 30, 2023, was $16.3 million, or a loss of $0.19 per share, compared to a net loss of $116.0 million, or $1.41 per share, the same period last year. The improvement from the prior comparative period was driven primarily by fluctuation in foreign exchange resulting in a gain and lower non-cash charges such as depreciation, unrealized valuation losses on digital currencies and investments, and impairment charges on equipment and equipment deposits. Adjusted EBITDA is a non-IFRS financial measurement and should be read in conjunction with and should not be viewed as an alternative to or replacement of measures of operating results and liquidity presented in accordance with IFRS.

Mr. Holmes noted, "At HIVE we strive to maintain a high-performance culture, which means that we always adapt to unexpected headwinds, and maintain operational excellence in the process."

Table 1

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EBITDA and Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

Table 2

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The Company emphasizes that "Adjusted EBITDA" is not a GAAP or IFRS measurement and is included only for comparative purposes.

Non-Cash Charges

A non-cash charge is a write-down or accounting expense that does not involve a cash payment. Depreciation, amortization, depletion, stock-based compensation, and asset impairments are common non-cash charges that reduce earnings but not cash flows.

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three months ended June 30, 2023 will be accessible on SEDAR+ at www.sedarplus.ca under HIVE's profile and on the Company's website at www.HIVEdigitaltechnologies.com.

At-the-Market Offering

HIVE has purchased 2,000 Bitmain S19 XP ASIC miners for immediate delivery, which will allow us to upgrade a portion of our fleet to improve our average J/TH efficiency. With immediate delivery, these machines will cash flow quicker. As we strategically prepare for the halving, we have performed extensive analysis on behalf of HIVE shareholders to skillfully navigate the year ahead. This will include additional purchases of high efficiency ASICs to upgrade our fleet, and in some cases we optimize firmware of certain models of machines to improve their efficiency. In the same way we navigated the Ethereum Merge, the HIVE management team will use our experience and acumen to strive for best cash-flow return on invested capital.

This purchase increases our total ASIC acquisitions in 2023 to over 13,000 units.

At-the-Market Offering

Pursuant to the at-the-market equity program established by the Company's prospectus supplement dated May 10, 2023 (the "ATM Equity Program"), as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSX Venture Exchange ("TSXV"), the Company announces that, during its first quarter ended June 30, 2023, it has issued an aggregate of 534,400 common shares (the "ATM Shares") over the TSX-V, for aggregate gross proceeds to the Company of C$2,685,303. The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.92. Pursuant to the equity distribution agreement associated with the ATM Equity Program (the "EDA"), a cash commission of $60,901 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the EDA during the first quarter ended June 30, 2023.

Pursuant to the EDA, the Company may, from time to time, sell up to USD$100 million of common shares in the capital of the Company. The Company intends to use the net proceeds of the ATM Equity Program, if any, primarily to support the growth and development of the Company's existing mining operations as well as for working capital and general corporate purposes. Additionally, the Company wishes to be in a position to capitalize on opportunities which may exist or may be brought to its attention relating to distressed asset sales of mining equipment throughout the mining ecosystem.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain and high-performance computing industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sectors and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data center facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency and high-performance computing space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit https://hivedigitaltechnologies.com/. Follow @HIVEDigitalTech on X and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:
Frank Holmes
info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about: business goals and objectives of the Company; the results of operations for the three months ended June 30, 2023; the HODL strategy adopted by the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the Company's program to build a high-performance computing business offering cloud computing services; the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with newmining equipment in existing facilities; continued adoption of Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the Company's ability to compete successfully with other cloud computing service providers; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

This news release also contains "financial outlook" in the form of gross operating margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance and should not be used as such. The gross operating margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company's Management Discussion and Analysis for the fiscal year ended March 31, 2023, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or lawthat will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business.

Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

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1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

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